UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-35132

BOX SHIPS INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Box Ships Inc. (the "Company") today announced that it entered into a settlement agreement with UniCredit Bank AG for the full and final satisfaction of all amounts due and outstanding under the $30,000,000 facility in exchange for the net sale proceeds of the mortgaged vessel, namely Box Queen. As previously reported, the vessel was sold to an unaffiliated third party and delivered to its new owner on October 31, 2016.

The foregoing description of the settlement agreement is not complete and is subject to and qualified in its entirety by reference to the settlement agreement, which is filed as an exhibit hereto and is incorporated herein by reference. The settlement agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about us or our subsidiaries and affiliates. Any representations, warranties and covenants contained in the settlement agreement were made only for purposes of each such agreement and as of specific dates; were solely for the benefit of the parties to the settlement agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the settlement agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of us or our subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the settlement agreement, which subsequent information may or may not be fully reflected in public disclosures by us.

The following exhibit is filed herewith:

Exhibit Number	Description

99.1	Form of Settlement Agreement, dated October 28, 2016, by and among Aral Sea Shipping S.A., the Company, Allseas Marine S.A. and UniCredit Bank AG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOX SHIPS INC.

Date: November 16, 2016	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas
Chief Operating Officer